            1913 Deerbrook Drive

            Tyler, Texas 75703

            (903) 595-8834

September 2, 2005

Sondra Stokes, Associate Chief Accountant

Larry M. Spirgel, Assistant Director

Adam Washecka, Staff Accountant

Joseph Kemph, Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Lady and Gentlemen:

This letter is being submitted by Teletouch Communications, Inc. (“Teletouch” or “the Company”) in response to our August 25, 2005 telephone conversation with you. During that conversation we discussed at length our letter to you dated August 10, 2005 that addressed our proposed accounting treatment of two items related to the November, 2002 transaction in which the Company issued shares of its Series C Preferred Stock, and redeemable common stock warrants, in exchange for outstanding shares of its Series A and Series B Preferred Stock, warrants for the purchase of shares of Series B Preferred Stock, common stock warrants and shares of its common stock (the “November 2002 Exchange Transaction”). The two ongoing questions related the November 2002 Exchange Transaction have been (i) should the $36.3 million difference (referred to as the “gain” in this and prior letters) between the recorded fair value of the securities issued to TLL Partners (“TLLP”) and GM Holdings (“GM”) and the carrying value of the securities returned to the Company be included in the computation of earnings per share or treated as a capital contribution and (ii) did the issuance of the Series C Preferred Stock result in a “beneficial conversion feature” (“BCF”) that must be accounted for under EITF 98-5 and 00-27.

In our August 25, 2005 telephone conversation, you indicated that the staff continued to believe that the guidance in EITF Topic D-42 should be followed, and the gain from November, 2002 Exchange Transaction included in EPS, and in that regard you questioned what rational would support excluding the gain from the November, 2002 exchange transaction from the computation of EPS while leaving the gain from the May 2002 Exchange Transaction in income (referring to footnote 1 of APB No. 26). You also indicated that the staff believed that the conversion price for the application of EITF 98-5 should be computed on the basis of the fair value at which the issuance of the Series C Preferred Stock was recorded. Finally, with respect to comment 4C in your April 8, 2005 letter, you indicated that although there had not been a subsequent question on the method used to determine the fair value of the Series C Preferred Stock, the staff had not yet considered that issue “closed”, and that generally the staff believes that convertible preferred stock securities should be valued using a “time and intrinsic” method that starts with the market price of the underlying common stock. In that regard you indicated that although you recognized that in this case there was an unusually large overhang of convertible securities, in previous registrant matters involving the valuation of equity securities for companies with large overhangs the staff had yet to be persuaded that a valuation method other than a time and intrinsic method that starts with the market price of the underlying common stock should be used.

As a result of these discussions and our continued analysis of the November 2002 Exchange Transaction, we have concluded that certain of our prior responses, and certain of the accounting treatments reflected in the financial statements in question, should be revised.

In order to hopefully expedite the staff’s review of our revised responses, and its clearance of all of the comments issued on our Form 10-K for the year ended May 31, 2004, we have included in this letter all of the comments received from the staff to date including those in your first letter dated February 14, 2005. We have also included below our current responses to each of these comments.

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Our hope is that this will expedite your review so that we may quickly proceed to file a Form 10-K/A for the year ended May 31, 2004 that would include financial statements that have been restated in the manner described below. This would also allow us to proceed to finalize and file our Form 10-K for the year ended May 31, 2005 which became delinquent on August 30, 2005.

Form 10-K for the year ended May 31, 2004

Managements Discussion and Analysis, page 13

Comment # 1:

Original SEC Comment – 2/14/05:

1. In future filings, expand the last paragraph of 16, and elsewhere as needed, to discuss material changes from year to year in each line item to the extent necessary for an understanding of your businesses as required by Instruction 4 of Item 303(a) of Regulation S-K. Explain and individually quantify the material factors underlying each material line item change as required by Financial Reporting Codification Sections 501.04.

Current Company Response:

There are no changes in this response from the response submitted in our letter dated 3/15/05.

We have reviewed section 501.04 of the Financial Reporting Releases and understand the necessity of providing explanation by line item of any material changes. We will comply on future filings by discussing material changes by financial statement line item.

Reports of Registered Public Accounting Firms, page F-2

Comment # 2:

Original SEC Comment – 2/14/05:

2. We note that, in the third paragraph of page F-2, the report of BDO Seidman provides an opinion on financial statements prepared in conformity with the standards of the Public Company Accounting Oversight Board (PCAOB). The PCAOB, however, does not set US accounting standards. Please amend to include an auditors opinion that clearly identifies the accounting principles and practices reflected in the financial statements as required by Rule 2-02(c)(1) of Regulation S-X.

Follow On SEC Comment – 4/8/05:

2A. We considered your response to comment 2. In light of the changes proposed in your response to comments 4 and 6 we believe that the revised opinion of BDO Seidman should be filed and accompanied by your restated financial statements.

Current Company Response:

We will amend our Form 10-K for the year ended May 31, 2004 as soon as possible upon the clearing of the staff’s comments. Our amended filing will include the corrected opinion from BDO Seidman and our restated financial statements for the year ended May 31, 2002 and May 31, 2003 including the appropriate footnote disclosure. The extraordinary gain referred to in comment 6 will be reclassified on our income statement for the year ended May 31, 2004 to be included in our proposed filing of an amended Form 10-K/A for the year ended May 31, 2004..

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Consolidated Statements of Operations, page F-6

Comment # 3:

Original SEC Comment – 2/14/05:

3. Refer to the fourth paragraph of page 3 and footnotes (6) and (7) of page ii of Form 10-K/A#1, which suggests that TLL Partners and the Teletouch are under the common control of Chairman Robert McMurrey. Does Mr. McMurrey control both of these companies? Please explain to us supplementally. See paragraph 2 of SFAS 57 and expand future filings to include more robust disclosure of your related party transactions.

Current Company Response:

There are no changes in this response from the response submitted in our letter dated 3/15/05.

Teletouch and TLL Partners are not under the common control of Robert M. McMurrey.

Robert M. McMurrey is the founder and the Chairman of the Board of Teletouch. Mr. McMurrey owns directly 40,442 shares of Teletouch common stock and has vested options to acquire an additional 16,666 shares at $0.24 per share. In addition, Mr. McMurrey has indirect investments in Teletouch through TLL Partners and Rainbow Resources, Inc. (“RRI”). RRI, which owns 1,200,000 Teletouch common shares, is a Texas corporation of which Mr. McMurrey is the sole director and shareholder. The principal business of RRI is the ownership and operation of oil and gas properties and the ownership of Teletouch securities. The combined direct ownership of Teletouch held by Mr. McMurrey as of May 31, 2004 was 1,240,442 shares that can be voted or 27.3% of the outstanding 4,546,980 common stock of Teletouch. Since Mr. McMurrey does not hold more than 50% of the voting ownership interest, Teletouch is not under his common control.

TLL Partners is a Delaware limited liability company of which Robert M. McMurrey is the sole officer. TLL Partners is a wholly owned subsidiary of Progressive Concepts Communications, Inc., a Delaware corporation (“PCCI”). The principal business of TLL Partners is to act as a holding company for PCCI’s investment in Teletouch equity securities. TLL Partners owns 1,000,000 Series C Preferred Teletouch shares, which are convertible after May 20, 2005 into 44,000,000 common shares. The Series C Preferred shares are non-voting, except in matters that relate to changes in control or equity dilution of Teletouch. Mr. McMurrey currently owns 94.92% of the Common Stock of PCCI, although his percentage ownership may be changed through the exercise of outstanding convertible securities. Further, certain holders of PCCI subordinated debt may be said to exercise control of PCCI through various negative financial covenants. Assuming no dilution of Mr. McMurrey’s ownership of PCCI, if he were to control the conversion of his prorated portion of the TLL Partners shares into common shares after May 20, 2005, his total direct ownership of Teletouch would be 43,005,242 shares that could be voted or 92.9% of the then outstanding common stock of Teletouch (assuming no additional issuances of common stock).

In future filings the Company will seek to improve the disclosures cited by the staff to clarify the relationships between TLL Partners, PCCI, PCI and RRI, and the direct and indirect holdings of each entity.

Comment # 4:

Original SEC Comment – 2/14/05:

4. Further, refer to the last paragraph of page F-13 and tell us why you reported a $36.4 million “gain” on preferred stock transaction on the face of your income statement given the related party nature of this transaction. Tell us your consideration of why you did not account for this transaction as a recapitalization or reorganization without positive impact on your EPS. Explain also how you determined the amount of this “gain”. Give us your calculations and reconcile the values used for your common stock to the trading market at the time of the exchange. We note that your shares traded as low as $0.11 per share in November 2002. Please refer to all pertinent authoritative accounting literature in your response.

Follow On SEC Comment – 4/8/05:

4A. We note your response to comment 4; however it is unclear to us how you accounted for this preferred stock transaction. Please provide us with the journal entries that you recorded in both fiscal

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year 2002 and fiscal year 2003 to account for the redemption of the Junior Debt, common stock, warrants, and preferred stock and the subsequent issuance of the Series C preferred stock and common stock purchase warrants. Clarify whether you gave accounting effect to the consideration exchanged between GM Holdings and TLL Partners referred to in the fifth and sixth paragraphs of your response. In addition, tell us what adjustments you will make to remove the $36.3 million gain from the face of the income statement.

Follow On SEC Comment – 4/8/05:

4B. Moreover, refer to the second paragraph of your response to comment 4 and describe how and when TLL Partners originally acquired the option from Continental Illinois Venture Corporation (CIVC). What were the terms of this transaction? Tell us the consideration exchanged. Did Teletouch reflect this original transaction on its books? If so, how?

Follow On SEC Comment – 4/8/05:

4C. Refer to the sixth paragraph of your response to comment 4, which indicates that you used Hoak Breedlove Wesneski & Co. (HBW) to establish the value of your Series C Preferred Stock and 6,000,000 common stock warrants. Did HBW give you an independent valuation? If not, please explain. Tell us how HBW determined the value of these securities. Reconcile those values to the trading value of your common stock at the time of this transaction.

Follow On SEC Comment: - 4/8/05:

4D. Further, it appears from your response that your Series C Preferred Shares may be converted at approximately $0.04 per common share, a price which might have been in-the-money at the commitment date given the $0.36 per share value cited in the sixth paragraph of your response to comment 4. Tell us how you applied the guidance of EITF 98-5 to this transaction. Further, as the 6,000,000 common stock purchase warrants were issued in the same planned transaction, tell us your consideration of the guidance provided by EITF 00-27. Tell us how you determined the relative fair value of these financial instruments. Tell us the trading price for your common shares at the commitment date and give us your calculations for EITF 98-5 and EITF 00-27.

Current Company Response:

In our prior letter dated March 15, 2005 we provided a description of the transaction to which we have no additional updates. Comments 4A, 4B and 4C above were responded to in our letter dated May 2, 2005 and the accounting conclusions reached in each of these prior responses, particularly related to the valuation method used to record the issuance of the Series C Preferred Stock has been revised as discussed below under the section “Valuation of Series C Preferred”. Our prior responses to comment 4D above have been revised in light of our conclusions related to the value to be assigned to the Series C Preferred Stock and are discussed below under the section “Beneficial Conversion Feature”.

Gain on Preferred Stock Transaction

In reviewing the accounting literature prior to determining the accounting treatment for the preferred stock transaction, and the resulting $36.3 million credit difference, we were advised to review the accounting treatment outlined in EITF D-42. We reviewed Topic EITF D-42 carefully, and noted that although the transaction directly addressed was one in which the fair value of the consideration transferred to the holders exceeded the carrying amount of the preferred stock retired (i.e., a debit difference or loss), EITF Topic D-42 also included the statement that “Likewise, an excess of the carrying amount of preferred stock over the fair value of the consideration transferred to the holders of the preferred stock would be added to net earnings to arrive at net earnings available to common shareholders.” Accordingly, we accounted for the $36.3 million in the manner set forth in EITF D-42.

Although we have argued for the removal of the gain from the face of the income statement in our prior letters, upon further review of the transaction and the literature we believe our arguments previously presented are not persuasive enough to reach the final conclusion that different accounting treatment should be applied other than as directed under EITF Topic D-42. We propose that the gain remain on

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the face of the income statement for the year ended May 31, 2003 and in the computation of earnings per share for the same period. However, because of the conclusions we have reached as described under “Valuation of Series C Preferred” below, we are proposing that this gain amount be adjusted to reflect our change in the valuation of the Series C Preferred Stock.

Valuation of Series C Preferred

As we have continued to examine the November 2002 Exchange Transaction we have continued to find ourselves focusing on why that transaction should contain even the potential for the accounting recognition of a BCF when it had not been the intent of the Company’s Board of Directors to provide such a benefit to TLL, which is a related party by virtue of the fact that its sole officer is Robert M. McMurrey, Teletouch’s Chairman of the Board.

That focus brought us back to examining the valuation based on which the shares of Series C Preferred Stock issued in the November 2002 Exchange Transaction were recorded. As we stated in our May 2, 2005 letter to you (response to Comment 4), the valuation method used by Hoak Breedlove Wesneski & Co. (“HBW”), which was the basis upon which the Company recorded the Series C Preferred Stock issued in November 2002 Exchange Transaction at a value of $.04 per share, used a method that was unusual but, we continue to believe, acceptable in the circumstances for the purpose of the Board’s consideration of the fairness of the transaction.

However, we now realize that HBW’s valuation method, while within the wider range of methods acceptable for fairness evaluations, did not fall within the range of methods acceptable for the purposes of GAAP, as demonstrated by the fact that we could not quantitatively reconcile its result to the price of the common stock underlying the shares of Series C Preferred Stock.

The shares of Series C Preferred Stock, as a convertible preferred stock, represent a preferred stock with an embedded option. Generally a convertible preferred stock will have a value equal to at least the value of the underlying common stock, with any higher value reflecting the value of the option the holder has to hold the preferred stock and realize the value of the preferred stock (represented by preferred dividends and a preference in liquidation) if that value exceeds the value of the underlying common stock.

However, the features of the Series C Preferred Stock were such that there was no value in the security other than the value of the underlying common stock, reflecting the fact that because of its features the only rational course of action that a holder of the Series C Preferred Stock would follow would be to convert the shares of Series C Preferred Stock into common stock. The features of the Series C Preferred C Stock that cause it to have no value other than the value of the underlying common stock are:

•	The Series C Preferred Stock has no substantive preference in liquidation. The total liquidation preference is $1,000.(1,000,000 shares at $.001 par value per share).

•	The Series C Preferred Stock has no preference in dividends, and only receives dividends, based on the number of underlying common shares, when and if common stock dividends are declared and paid.

•	The voting rights of the Series C Preferred Stock are such that it only votes on matters that would affect the rights of the Series C preferred Stock as a senior equity security. The Series C Preferred Stock has no vote on the election of the board of directors, or other similar general corporate governance matters.

As a result, we now believe that in accounting for the November, 2002 Exchange Transaction, the value assigned to the shares of Series C Preferred Stock should have been $.33 per share, which was the per share value of the underlying common stock on November 7, 2002, which we believe is the proper “commitment date” under EITF 98-5 because the issuance of the shares required stockholder approval, which was obtained on that date.

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As we have explained in our prior letters to you, the shares of Series C Preferred Stock were issued both in exchange for the securities retuned to the Company in the November 2002 Exchange Transaction, and for the subordinated debt retuned to the Company in May, 2002 (“the May 2002 Exchange Transaction’). The value of the total of the 1,000,000 shares of Series C Preferred Stock was allocated between the two transactions on the basis of the carrying amount of the securities retired in the two transactions. Thus, changing the valuation of the shares of Series C Preferred Stock from $.04 per share to $.33 per share changes the amount by which the carrying amount of the securities retired exceeded the fair vale of the securities issued (i.e., the “gain”) in both transactions.

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The following table (Table A) sets forth the computation of the fair value of the securities issued in the May 2002 Exchange Transaction and the November 2002 Exchange Transaction both before and after the change in the valuation of the shares of Series C Preferred Stock:

Table A

Fair Value of Securities Issued in May 2002 and

November 2002 Exchange Transactions

	Total Value	Value attributable to (a)
		May 2002 Exchange Transaction	November 2002 Exchange Transaction
As originally recorded
Value of Series C Preferred Stock (b)	$1,855,000	$742,000	$1,113,000
Value of Redeemable Common Stock Warants (c)	1,345,000	538,000	807,000

Total value of securities issued	$3,200,000	$1,280,000	$1,920,000

Based on revised valuation
Value of Series C Preferred Stock (d)	$14,520,000	$5,808,000	$8,712,000
Value of Redeemable Common Stock Warants (c)	1,345,000	538,000	807,000

Total value of securities issued	$15,865,000	$6,346,000	$9,519,000

Notes to table

(a)	Allocation between the May 2002 and November 2002 Exchange Transactions reflects the following:

	Carrying amount retired	Percentage of total
May 2002 retirement of subordinated debt	24,848,542	40%
November 2002 retirement of Series A and B preferred stock, common stock, and Series B preferred stock warrants	38,296,664	60%

	63,145,206	100%

(b)	Based on original HBW valuation.
(c)	Based on "put" value of warrants. See May 2, 2005 letter.
(d)	Represents 1,000,000 Preferred C shares convertible into 44 common shares each (total of 44,000,000) at a value $.33 per underlying common share (1,000,000 x 44 x $.33 = $14,520,000)

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The following tables set forth the effect of revising the valuation of the shares of Series C Preferred Stock on the gain recognized in the November, 2002 Exchange Transaction (Table B) and the May, 2002 Exchange Transaction (Table C):

Table B

November, 2002 Exchange Transaction

	Original Valuation	Revised Valuation	Difference
Carrying value of securities retired:
Common stock warrants	$3,708,137	$3,708,137
Common stock	97,564	97,564
Series A preferred stock	30,291,102	30,291,102
Series B preferred stock	875,577	875,577
Series B warrants	3,324,284	3,324,284

	38,296,664	38,296,664
Less:
Allocated value of shares of Series C Preferred Stock (a)	(1,113,000)	(8,712,000)
Allocated value of common stock warrants (a)	(807,000)	(807,000)

Implied "gain" on Exchange Transaction	$36,376,664	$28,777,664	$(7,599,000)

Notes to table

(a)	See Table A for computation

Table C

May, 2002 Exchange Transaction

	Original Valuation	Revised Valuation	Difference
Retirement of Chase Senior Debt
Carrying value of debt	$59,825,658	$59,825,658

Less:
Cash payments and closing costs	(10,344,485)	(10,344,485)
Issuance of note payable to Pilgrim (incl. interest)	(3,148,179)	(3,148,179)

Net gain on retirement of Chase senior debt	46,332,994	46,332,994	$—

Retirement of Subordinated Debt
Principal	10,000,000	10,000,000
Accrued interest	15,166,314	15,166,314
Unamortized loan origination costs	(287,772)	(287,772)

Net carrying value	24,878,542	24,878,542

Less:
Allocation of cash option price paid by TLL Partners	(360,607)	(360,607)
Allocated value of shares of Series C Preferred (a)	(742,000)	(5,808,000)
Allocated value to common stock warrants (a)	(538,000)	(538,000)

Net Gain on Retirement of Subordinated Debt	23,237,935	18,171,935	(5,066,000)

Total net gain	$69,570,929	$64,504,929	$(5,066,000)

Notes to table

(a)	See Table A for computation.

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To reflect the effects of the change in the valuation of the Shares of Series C Preferred Stock illustrated above, we would:

•	restate our financial statements for the year ended May 31, 2002, which included the May 2002 Exchange Transaction, to increase the value assigned to the shares of Series C Preferred Stock, and reduce the gain on the extinguishment of debt by, $5,066,000, and;

•	restate our financial statements or the year ended May 31, 2003, which included the November 2002 Exchange Transaction, to increase the value assigned to the shares of Series C Preferred Stock, and reduce amount credited to paid in capital and included in the computation of EPS by $7,599,000.

Beneficial Conversion Feature

We believe that this question is now “moot.” Once we have changed the manner by which we values the shares of Series C Preferred Stock, as discussed above, their effective conversion price, based strictly on the fair value (e.g., the proceeds) upon which they were recoded, becomes $.33 per share, which represents the market price of the underlying common stock on the commitment date. Accordingly there is no BCF, and the other questions concerning application of EITF 98-5 and 00-27 become moot.

Conclusion

As a result of the above discussions, we propose that the gain on the November 2002 Exchange Transaction remain in the computation of net income applicable to common stockholders in Fiscal 2003. Additionally, we propose that the value of the Series C Preferred Stock be increased to equal the fair value of the underlying common stock based on the arguments presented in this letter. The proposed increase to the value of the Series C Preferred Stock would reduce the reported gain on the May 2002 Exchange Transaction by $5,066,000, and change the amount of the gain on the November 2002 Exchange transaction (reduce) by $7,599,000. We propose that the financial statements for May 31, 2002 and May 31, 2003 be restated by the filing of an Amended Form 10-K/A for the year ended May 31, 2004.

Comment # 5:

Original SEC Comment – 2/14/05:

5. Also, see EITF topic D-42 and tell us why you characterized an excess of the carrying amount of preferred stock over the fair value of the securities transferred as a “gain” on the face of your income statement given the capital nature of this transaction. In future filings, please re-characterize this line item and the “Income (Loss)” caption above it to more clearly convey theft nature as net income and a capital exchange excess. Please refer to all pertinent authoritative accounting literature in your response.

Current Company Response:

See response to Comment 4. above. In all periods presented within the proposed filing of an amended Form 10-K/A for the year ended May 31, 2004 and in all future filings, the Company will change the caption from Income (Loss) to Net Income (Loss).

Comment # 6:

SEC Comment – 2/14/05:

6. Similarly, in future filings, reposition the extraordinary item in accordance with paragraph 11 of APB 30.

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Current Company Response:

We have reviewed the reference guidance and in our proposed filing of an amended Form 10-K/A and in all future filings we will reposition the extraordinary item as follows:

Income (loss) before income taxes (benefit)

Income tax expense (benefit)

Income before extraordinary items

Extraordinary item

Net Income

Comment # 7:

SEC Comment – 2/14/05:

7. Refer to the paragraph on page F-35, which indicates that you retained some of the paging infrastructure of Preferred Networks, Inc. (PNI). The disclosure in the last paragraph of page 11, however, suggests that you applied paragraphs 44 and 45 of SFAS 141 to your purchase of PNI. Please advise. Tell us how you allocated the purchase price for PNI to the net assets that you acquired. Explain to us how you applied SFAS 141 to this allocation and why it is appropriate to record an extraordinary item as a result of this transaction.

Current Company Response:

There are no changes in this response from the response submitted in our letter dated 3/15/05.

Teletouch acquired the assets of Preferred Networks, Inc. (PNI) on May 21, 2004 for total consideration of $257,467 (including legal and closing costs of $32,467). The assets purchased were two distinct paging networks (the “North System” – New York and the “South System” – Georgia) including subscriber bases and the infrastructure assets. Additionally all of the furniture and fixtures, vehicles, pager inventory, accounts receivable and spare network assets were acquired as part of this transaction.

Simultaneous with the purchase, Teletouch entered into an agreement with another party to sell the North System and its customer base for $155,000.

In applying the guidelines of SFAS 141, paragraph 44, we allocated the purchase price first to the assets to be sold and the remaining current assets. The assignment of values to the assets to be sold, inventory and accounts receivable totaled $321,055 against a purchase price of $257,467, resulting in negative goodwill of $63,588. In accordance with SFAS 141, paragraph 45, we reported the credit in the income statement as an extraordinary item for the period.

We proposed that no changes other than those described in Comment # 6 above are required related to this extraordinary item.

Comment # 8:

Original SEC Comment – 2/14/05:

8. Refer to page F-6 and tell us how you complied with the guidance of SAB Topic 11B. Describe and analyze the “net book value of products sold” and “operating” expense line items. Tell us how much of your depreciation and amortization expenses are charged for assets used to generate service, rent, maintenance and sales revenues. In this regard, revise future filings to provide clear and appropriate captions for “net book value of products sold” and the subsequent untitled margin line.

Follow On SEC Comment – 4/8/05:

8A. We refer to your responses to comments 8 and 9. In addition to including the caption “exclusive of depreciation and amortization shown separately below”, confirm for us that you will also include the

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amount of depreciation and amortization that is excluded from the respective line item. Further, please note that SAB Topic 11B does not require the caption “exclusive of depreciation and amortization shown separately below” to be included beside the selling and marketing expense line item and the general and administrative expense line item.

Current Company Response:

The line item “Net book value of products sold” represents the cost of inventory sold to customers during the period and is exclusive of any depreciation, labor or overhead charges. Operating expenses represent the direct costs of supporting the paging and two-way radio operation of the Company, including certain payroll, service location rents, tower rents and telecommunication charges. Selling expenses represent the direct costs of generating sales including certain payroll, commissions and advertising. General and administrative expenses primarily relate to the corporate office functions including accounting, billing and collections, information technology and executive management.

Of the $3.7 million of depreciation and amortization reported for the year ending May 31, 2004, approximately $2.6 million related to assets used to generate service, rent and maintenance and sales revenue.

We have reviewed SAB Topic 11B and will comply on all future filings by appending “exclusive of depreciation and amortization shown separately below” to the cost of service rent and maintenance line item within our Consolidated Statements of Operations. The Company has concluded that this expense relates almost exclusively to assets used in the generation of service, rent and maintenance revenue. Additionally, in accordance with Rule 5-03(b)2 of Regulation S-X we will no longer be presenting a gross margin line on future filings and will change “net book value of products sold” to “cost of products sold (exclusive of depreciation and amortization shown separately below)” as well as move this expense to the operating expenses section within the income statement.

This change was incorporated into our Form 10-Q for the period ended February 28, 2005 which was filed on April 22, 2005

We propose that this notation be added to the income statement s for all periods presented in our proposed filing of an amended Form 10-K/A for the year ended May 31, 2004 and in all future periods.

Comment # 9:

SEC Comment – 2/14/05:

9. Further, comply with Rule 5-03(b)2 of Regulation S-X, in future filings, and separately present: costs of service, rent and maintenance revenue and the costs of products sold.

Current Company Response:

We have reviewed Rule 5-03(b)2 and will comply in our proposed filing of an amended Form 10-K/A for the year ended May 31, 2004 and in all future filings with the following presentation format:

REVENUES

Service, rent and maintenance revenue

Product sales

Total revenues

OPERATING EXPENSES

Service rent and maintenance (exclusive of depreciation and amortization shown separately below)

Cost of products sold

Selling and marketing

General and administrative

Depreciation and amortization

Gain / loss on sale of assets

Any other material items as necessary

Total operating expenses

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The Company has concluded that this expense relates almost exclusively to assets used in the generation of service, rent and maintenance revenue, therefore, the caption “exclusive of depreciation and amortization shown separately below” is only included with the cost of service rent and maintenance expense.

Note A — Basis of Presentation

Reclassifications, page F-9

Comment 10:

Original SEC Comment – 2/14/05:

10. Refer to the paragraph bridging pages F-9 and F-I 0, which indicates that you used EITF Topic D-95 to account for the common shares underlying your Series C Preferred Shares in your computation of EPS. Tell us of your consideration of the applicability of EITF 03-06 and the two-class method for these shares in your EPS calculation.

Follow On SEC Comment – 4/8/05:

10A. In your response to comment 10, you imply that EITF 03-06 has not impacted your EPS presentation because it was effective for all periods subsequent to March 2004. Please note however, that paragraph 23 of EITF 03-06 states that “Prior period earnings per share amounts presented for comparative purposes should be restated to conform to the consensus guidance”. As such, we believe this guidance is relevant for fiscal years 2003 and 2002. Please revise to present your basic EPS calculation using the two-class method and provide us with this calculation for each reporting period.

Company Response:

We based our response in our March 15, 2005 letter on our interpretation of the period in which to adopt EITF 03-06 on the language “The consensuses reached by the Task Force in this Issue are effective for fiscal periods beginning after the date of Board ratification”. Since Board ratification was on March 31, 2004 our first fiscal period beginning after March 31, 2004 was our first quarter of fiscal 2005 (the three months ended August 31, 2004). During the periods subsequent to June 1, 2004, the Company has generated losses in each of the current and comparative periods. The losses generated by the Company subsequent to its implementation of EITF 03-06 negate its impact and therefore, we believe no additional presentation is required.

In our Form 10-Q for the period ended February 28, 2005 and filed on April 22, 2005 we illustrated the effect of applying the two-class method for computing EPS in our footnotes. As illustrated in that footnote the application of this method would have no effect on EPS as no portion of the net losses would be deemed attributable to participating securities. We propose to include this revised presentation in our amended Form 10-K/A for the year ended May 31, 2004 for all periods presented and in all future filings.

Note B — Summary of Significant Accounting Policies

Revenue Recognition, page F- 12

Comment # 11:

Original SEC Comment – 2/14/05:

11. Supplementally advise and clarify the second sentence of the last paragraph of page F-12. Give us a better understanding of how you decide when to recognize and when to defer revenue. Describe your billing cycle. Explain why some of your customers prepay month fees and why only prepaid monthly service fees paid by customers, and not all charges billed in advance, are deferred.

● Page 13	September 2, 2005

Current Company Response:

The Company defers all charges billed in advance. The current statement in our 10-K, page F-12 reads that “Deferred revenue represents prepaid monthly service fees paid by customers”. Technically, deferred revenue represents any services billed that remain unearned as a result of Teletouch providing the associated service (i.e. two-way radio service, paging service, etc.). The Company generates its billings for services in advance at the beginning of each month. Certain of our customers prefer to be billed on a less frequent basis (partially due to rate incentives offered by the Company) which results in multiple month billings in advance up to a period of one year. All billings generated in advance of the service being provided are carried as deferred revenue until such time as the service has been provided. Our billing system and service provisioning system are integrated and computes monthly the amount of revenue that can be “earned” by the Company based on the passage of time after services are started.

We will adjust the statement in our proposed filing of an amended Form 10-K/A for the year ended May 31, 2004 and in all future filings to read: Deferred revenue represents service fees billed in advance and recognized into earnings as the services are provided.

Recent Accounting Pronouncements, page F- 16

Comment # 12:

SEC Comment -2/14/05:

12. Refer to the paragraph bridging pages F-16 and F-17, which discusses your redeemable equity instruments. Describe for us in more detail the terms and conditions of these securities and tell us how you considered the provisions of SFAS 150.

Follow On SEC Comment – 4/8/05:

12A. Expand your responses to comment 12 and explain to us how 6,000,000 warrants issued to G&M Holding meet the criteria of paragraph 11 of SFAS 150. Specifically address requirement (a) that as of inception the warrants embody your obligation to repurchase your equity. Further, in this regard, tell us of your consideration of the applicability of Rule 5-02.28 of Regulation S-X and SAB Topic 3C to these warrants.

Current Company Response:

There are two equity instruments that the Company has that we believe are covered under the provisions of SFAS 150.

During the restructure of its debt in May 2002, the Company issued 6,000,000 warrants to purchase common stock. The warrants can be converted into stock at May 2005 at no cost to the holder. Additionally, these warrants can be redeemed, at the option of the holder, for a stated value of $0.50 per share in May 2007. In our opinion, these securities fall under the definition in paragraph 11 of SFAS 150, and therefore are being accounted for as a long-term liability and will continue to accrete to their settlement value of $3,000,000 at May 2007.

The other equity securities we are accounting for under SFAS 150 are certain shares of common stock that are to be issued by the Company in March 2005. These securities are to be issued as final payment under an asset purchase agreement entered into January 2004 between Teletouch and DCAE, Inc. These securities contain a put option that allows the holder to redeem 25% of the securities then held at the end of each of Teletouch’s fiscal quarters. If the holder redeems these securities as allowed by the terms of the purchase agreement, these redemptions will begin in March 2005 and end in December 2006 which results currently in both a short-term and long-term liability for the Company. The asset purchase agreement defines the value that Teletouch must pay to redeem these securities if they are put back to the Company. Again, under paragraph 11 of SFAS 150, we believe our classification of these securities as a liability is correct.

● Page 14	September 2, 2005

The 6,000,000 warrants issued to GM Holdings may be put to the Company at a price of $0.50 per share. Language in the warrant states in part…(ii) the Company shall redeem this Warrant upon…receipt by the Company of written request of the holder of this Warrant delivered to the Company at any time after the fifth anniversary of the date hereof…” Although the warrants could not be put to the Company at inception, SFAS 150, Staff Position 1 leads us to consider these warrants as debt since the Company’s share price has not traded significantly above the put price, and given the limited float of the Company’s stock, it is highly probable that the warrants will ultimately be put back to the Company. If and when the Company’s share price trades significantly above the put price on high enough volume to sustain the potential sale of 6,000,000 shares with little risk of a decline in share price below the put price, we will reconsider the methodology used for valuing these securities (i.e., the valuation of the warrants would change from the value of the “put” option in the warrants to the value of the “call” option [the right to exercise the warrants and purchase the underlying shares of common stock] in the warrants).

We propose that the classification of both of these instruments is correct in our current and historical financials, therefore no changes are necessary.

Form 10-Q for the quarter ended November 30, 2004

Comment # 13:

Original SEC Comment – 2/14/05:

13. Refer to the second paragraph of page 25, which indicates several paging systems now operate at a loss. Tell us your consideration of whether or not related goodwill and other long-term assets are now impaired under SFAS 142 and SFAS 144.

Current Company Response:

There are no changes in this response from the response submitted in our letter dated 3/15/05.

The Company no longer has any intangibles related to its paging systems. In May 2001, the Company wrote off all of its intangibles (including goodwill) related to its paging business ($36.6 million) due to its future cash flow projections being diminished by the downturn in the paging industry. Therefore, SFAS 142 does not apply to the Company’s paging business unit any longer.

With regard to the fixed assets associated with loss systems, when we take systems down we salvage the assets used in those systems and redeploy them to other systems. Additionally, we assess annually the need for any impairment of our remaining long-lived assets under SFAS 144 and will recognize any impairment as it occurs.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

If you should need any additional information, please call the undersigned directly at (903) 595-8808. Thank you for your attention to this matter.

● Page 15	September 2, 2005

Sincerely,

/s/ J. Kernan Crotty

J. Kernan Crotty

President, CFO, COO and Director

cc: Ralph V. De Martino, Esq.